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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OCT 21 2003

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

PROCESSED
OCT 22 2003
THOMSON FINANCIAL

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

EUROCLEAR BANK S.A./N.V.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

KINGDOM OF BELGIUM
(Jurisdiction of Subject Company's Incorporation or Organization)

EUROCLEAR PLC
(Name of Person(s) Furnishing Form)

REGISTERED SHARES
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
EUROCLEAR BANK REPRESENTATIVE OFFICE
ONE BATTERY PARK PLAZA, 24th FLOOR, N.Y. 10004 (TEL: 01 646 835 5400)
(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2 (d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101 (a)(1)(vi)) requires the submission of the Form CB in electronic format via the

Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2)If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. ***Informational Legends***

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311 (f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III – CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A. C. Tupker.
(Signature)

A. CHRIS TUPKER, CHAIRMAN
(Name and Title)

14. OCT. 2003
(Date)

http://www.sec.gov/divisions/corpfin/forms/cb.htm
Last update: 11/04/2002

euroclear

Minority Buy-Out Offer

by

Euroclear plc

for each of the 1,238 registered shares
not yet held directly or indirectly by Euroclear plc
in the share capital of

Euroclear Bank S.A./N.V.

at a price of
EUR 32,000 per share
(Thirty-two thousand euros per share).
This Offer is valid from 26 November 2003 until 9 December 2003 inclusive.

Financial advisor to Euroclear plc
ABN·AMRO

21 October 2003

FOR U.S. SHAREHOLDERS ONLY:

THIS OFFER IS MADE FOR THE SECURITIES OF A NON-UNITED STATES COMPANY. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A NON-UNITED STATES COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THIS OFFER DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH NON-UNITED STATES ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A NON-UNITED STATES COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A NON-UNITED STATES COUNTRY. YOU MAY NOT BE ABLE TO SUE A NON-UNITED STATES COMPANY OR ITS OFFICERS OR DIRECTORS IN A NON-UNITED STATES COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A NON-UNITED STATES COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THE OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

euroclear

Minority Buy-Out Offer

pursuant to Article 513, § 2, of the Belgian Company Code

by

Euroclear plc

a public limited company
incorporated under the laws of England and Wales
with its registered office at 2, Lamb's Passage, London EC1Y 8BB, United Kingdom,
and its executive office at Baarermatte, 6340 Baar, Switzerland, Registration No. 1060802

for each of the 1,238 registered shares
not yet held directly or indirectly by Euroclear plc
in the share capital of

Euroclear Bank S.A./N.V.

a company incorporated under the laws of Belgium,
with its registered and principal office at 1, Boulevard du Roi Albert II, 1210 Brussels, Belgium,
registered with the Register of legal entities No. 0429875591
(Former Register of Commerce of Brussels No. 486.370 - Former V.A.T. Number BE 429.875.591)

at a price of
EUR 32,000 per share
(Thirty-two thousand euros per share)
This Offer is valid from 26 November 2003 until 9 December 2003 inclusive.

Acceptance Forms relating to the Offer must be received by ABN AMRO by no later than 17:00 Brussels time on 9 December 2003.

Financial advisor to Euroclear plc

ABN·AMRO

21 October 2003

The French version of this Offer Document is the original version. The Offer Document has been translated into English. In case of any discrepancy between the two versions, the French version shall prevail. Minority shareholders wishing to accept the Offer may return the English version of the Acceptance Form to ABN AMRO as indicated in Section 3.5 of this Offer Document.

Only the original printed version of the Offer Document, sent by registered mail to the Minority shareholders in accordance with Belgian applicable laws and regulations, constitutes the legally binding version of the Offer Document.

Table of contents

Summary

The Offer

This Minority Buy-Out Offer is made, in accordance with Belgian law, by Euroclear plc to the 1,185 Minority shareholders to acquire the 1,238 Euroclear Bank Shares which are not yet held, directly or indirectly, by it at a price of EUR 32,000 (Thirty-two thousand euros) per Euroclear Bank Share. These Target Shares represent 1.75% of the current share capital of Euroclear Bank.

Reasons for the Offer

The Euroclear group has undergone many changes over the past years. The significant transformation of the Euroclear group has necessitated an internal reorganisation in order to simplify its operational structure. The Minority Buy-Out Offer will, if successful, also simplify and add transparency to the corporate structure and user-ownership structure of the Euroclear group. Euroclear plc has therefore concluded that it is in the best interest of all stakeholders of the Euroclear group to concentrate the user-membership at the level of Euroclear plc. The Euroclear Bank Shares have proved to be illiquid in the past and are subject to a pre-emption right at the option of the Euroclear Bank Board of Directors. Euroclear plc is therefore of the view that this Offer provides an opportunity for Minority shareholders to realise the value of their Euroclear Bank Shares at a fair price and is thus an attractive offer for the Minority shareholders.

Regulatory issues

This Minority Buy-Out Offer does not constitute a public offer under Belgian law. Distribution of the Offer Document and the Offer may be subject to legal restrictions in some jurisdictions. Recipients of the Offer Document are urged to familiarise themselves with these restrictions and to comply with them. Euroclear plc disclaims any and all responsibility for any violation of these restrictions by any person.

Timetable

This Offer is made in accordance with the terms set forth in Chapter 3 of the present Offer Document and is open from 26 November 2003 to 9 December 2003 inclusive (subject to any postponement notified by the Offeror to the Minority shareholders pursuant to Section 3.9).

Exchange agent

The Acceptance Form provided with this Offer Document must be sent by registered mail to:

ABN AMRO Bank N.V.
53 Boulevard du Régent
1000 Brussels
Belgium

or must be faxed to fax number **+32 (0)2 546 01 48**,
to the attention of **Mr. S.H. Boekema**, Director Corporate Finance, ABN AMRO Bank N.V.,
to be received by **no later than 17:00** Brussels time on **9 December 2003**.

Definitions

ABN AMRO
ABN AMRO Bank N.V., incorporated under the laws of The Netherlands, with its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, acting through its Belgian branch, having its registered office at 53, Boulevard du Régent, 1000 Brussels, Belgium

Acceptance Form
The form of acceptance provided with the present document enabling a Minority shareholder to tender its Euroclear Bank Shares

Acceptance Period
The acceptance period of the Offer from 26 November 2003 to 17:00 Brussels time on 9 December 2003 inclusive (subject to any postponement notified by the Offeror to the Minority shareholders pursuant to Section 3.9)

Business Day
Working day in the banking sector in Belgium

Calar Investments
The company incorporated under the laws of the Grand-Duchy of Luxembourg under the name "Calar Investments S.A." with its registered office at 4, Rue Carlo Hemmer, 1734 Luxembourg, registered with the Register of Commerce of Luxembourg No B.24.839, which is a 100% direct and indirect subsidiary of Euroclear plc

Caisse des Dépôts et Consignations / Deposito- en Consignatiekas
The Belgian administration called "Caisse des Dépôts et Consignations/Deposito-en Consignatiekas", with offices at rue de la Loi, 71, 1000 Brussels, Belgium

Closing Date of the Offer	The last day of the Acceptance Period, i.e. 9 December 2003 (subject to any postponement notified by the Offeror to the Minority shareholders pursuant to Section 3.9)
CSD	Central Securities Depository
Deloitte & Touche	Deloitte & Touche Réviseurs d'Entreprises SC s.f.d. SCRL, with its registered office at avenue Louise 240, 1050 Brussels, Belgium, represented by Mr. P. Maeyaert, Client Service Partner
EUR	Euro
Euroclear Bank	The company incorporated under the laws of Belgium under the name "Euroclear Bank S.A./N.V." with its registered and principal office at 1, Boulevard du Roi Albert II, 1210 Brussels, Belgium, registered with the Register of legal entities under No 0429875591 (former Register of Commerce of Brussels No. 486.370 - former V.A.T. Number BE 429.875.591)
Euroclear Bank Shares	Any registered shares, without par value, representing the share capital of Euroclear Bank currently in issue
Euroclear group	Euroclear plc and all the companies directly and/or indirectly controlled by Euroclear plc as set forth in Chapter 7 of this Offer Document
Euroclear System	The clearance and settlement system for internationally traded securities operated under licence by Euroclear Bank

Euroclear plc	The public limited company, owner of the Euroclear System, incorporated under the laws of England and Wales under the name "Euroclear plc" with its registered office at 2, Lamb's Passage, London, EC1Y 8BB, United Kingdom and its executive office at Baarermatte, 6340 Baar, Switzerland, Registration No. 1060802
ICSD	International Central Securities Depository
Independent Auditor	Deloitte & Touche Réviseurs d'Entreprises SC s.f.d. SCRL, with its registered office at avenue Louise 240, 1050 Brussels, Belgium, represented by Mr. P. Maeyaert, Client Service Partner
Minority shareholders	The Euroclear Bank shareholders (who may include different branches of the same legal entity) other than Euroclear plc and Calar Investments
Offer or Minority Buy-Out Offer	The minority buy-out offer (private offer to buy out shares of the Minority shareholders in Euroclear Bank) by Euroclear plc on the terms of this Offer Document
Offeror	Euroclear plc
Offer Document	The present document, which contains the special report drawn up by the Offeror pursuant to Article 212, §2 of the Royal Decree of 30 January 2001, together with the Opinion issued by the Independent Auditor, the Opinion of the Board of Directors of Euroclear Bank and the Acceptance Form
Opening Date of the Offer	The first day of the Acceptance Period, i.e. 26 November 2003 (subject to any postponement notified by the Offeror to the Minority shareholders pursuant to Section 3.9)

Royal Decree of 30 January 2001	The Belgian Royal Decree of 30 January 2001 implementing the Belgian Company Code
Participants	Users of the Euroclear System
Target Shares	1,238 Euroclear Bank Shares held by the Minority shareholders

Terms defined herein that are used in the plural form shall have the same meaning when used in the singular form, and vice-versa.

1 - General

1.1 Responsibility statement

The Board of Directors of Euroclear plc takes full responsibility for the contents of this special report drawn up pursuant to Article 212, §2 of the Royal Decree of 30 January 2001. Euroclear plc declares that, to the best of its knowledge, the information given in this Offer Document is factually accurate in all material respects and there is no omission of any information that would make any statement herein materially misleading or likely to affect the contents of the Offer Document and/or the Offer.

1.2 Certification of the annual accounts

The statutory annual accounts of Euroclear Bank were drawn up in accordance with its statutory accounting rules as at 31 December 2000, 31 December 2001 and 31 December 2002. These accounts were audited in accordance with Belgian accounting laws and principles and were certified without qualification by the statutory auditor of Euroclear Bank, PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L., having its registered offices at Woluwe Garden, 18 Woluwedal, 1932 Sint-Stevens-Woluwe, Belgium, represented by Mr. J. Steenwinckel. The most recent annual accounts for the financial year 2002 were approved at the General Meeting of Shareholders of 27 May 2003.

1.3 Report of the Independent Auditor

Deloitte & Touche, as an Independent Auditor, has produced a report pursuant to Article 213, 1° of the Royal Decree of 30 January 2001, for the purpose of the Offer.

In this report, the Independent Auditor states that the valuation methods used by the Offeror to value Euroclear Bank and to justify the Offer price are adequate in the light of common and generally accepted valuation methods and that those methods have been adapted to the specific characteristics of Euroclear Bank. The Independent Auditor also gives its opinion that the price offered by the Offeror safeguards the interests of the Minority shareholders. This opinion is provided in Chapter 5 (see full report in Appendix).

1.4 Report of the Board of Directors of Euroclear Bank

As required by Article 213, 2° of the Royal Decree of 30 January 2001, the Board of Directors of Euroclear Bank has provided an opinion on the Offer. The Board of Directors has based its opinion on the various reports which were submitted to the Board of Directors of Euroclear Bank by the Offeror as well as on the opinion delivered by Deloitte & Touche, as Independent Auditor appointed by the Offeror. The Board of Directors has determined that the price offered safeguards the interests of the Minority shareholders. This opinion is provided in Chapter 6.

1.5 Restrictions

1.5.1 General

Distribution of the Offer Document and the making of the Offer may be subject to legal restrictions in some jurisdictions. Recipients of the Offer Document are urged to familiarise themselves with these restrictions and to comply with them. Euroclear plc disclaims any and all responsibility for any violation of these restrictions by any person.

1.5.2 No public offer

This Offer Document does not constitute a public offer made by Euroclear plc in Belgium as defined by the Royal Decree of 7 July 1999 and is restricted to the Minority shareholders who are, to the best of the knowledge of Euroclear plc, professional and not private investors. This Offer Document does not constitute an offer or a solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation.

FOR U.S. SHAREHOLDERS ONLY:

THIS OFFER IS MADE FOR THE SECURITIES OF A NON-UNITED STATES COMPANY. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A NON-UNITED STATES COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THIS OFFER DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH NON-UNITED STATES ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A NON-UNITED STATES COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A NON-UNITED STATES COUNTRY. YOU MAY NOT BE ABLE TO SUE A NON-UNITED STATES COMPANY OR ITS OFFICERS OR DIRECTORS IN A NON-UNITED STATES COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A NON-UNITED STATES COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THE OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

2 - Context of the Offer

2.1 Decision to make the Offer

On the date of this Offer Document, there are 70,838 Euroclear Bank Shares in issue, out of which 69,600 are directly or indirectly held by Euroclear plc. The remaining 1,238 Euroclear Bank Shares are held by 1,185 Minority shareholders.

The Board of Directors of Euroclear plc decided on 19 October 2003 to make the Minority Buy-Out Offer to acquire the remaining 1,238 Euroclear Bank Shares.

2.2 Legal framework

Minority buy-out offers of shares and other securities are subject to mandatory rules in Belgium. The rules for private and for public companies are different. According to Article 438 of the Belgian Company Code, a company is considered to be a public company when its shares have been the object of a public offering. The Royal Decree of 7 July 1999 defines the criteria that an offer has to meet in order to be deemed "public".

As there has never been a "public" offering of the Euroclear Bank Shares or any other financial instruments issued by Euroclear Bank, Euroclear Bank is to be considered a private company.

According to Article 513, §2 of the Belgian Company Code, any person or persons acting in concert holding shares to which 95% of the voting rights in a private société anonyme/naamloze vennootschap are attached, may launch a minority buy-out offer for all the other issued shares of the company. At the expiration of the offer period, the ownership of all those shares is by operation of law transferred to the offeror, except for the shares held by the shareholders who have specifically informed the offeror in writing that they do not want to transfer their shares.

The minority buy-out offer procedure for private companies is set forth in Articles 209 and seq. of the Royal Decree of 30 January 2001.

2.3 Reasons for the Offer

The Euroclear group has undergone many changes over the past two years, including the successful creation of Euroclear Bank, the merger with Sicovam in 2001 and the mergers with Necigef/NIEC and CRESTCo in 2002. This significant transformation of the Euroclear group has necessitated an internal reorganisation in order to simplify its operational structure.

While the Euroclear plc Board of Directors believes that the user-owned/user-governed model is an ideal model to be successful in the clearing and settlement industry in Europe, it has concluded that it is in the best interest of all the stakeholders of the Euroclear group to concentrate the user-membership at the level of the controlling parent of the Euroclear group, i.e. Euroclear plc.

The Euroclear group is implementing a new model for European settlement that seeks to greatly reduce cross-border settlement costs, contributing to the delivery of a single European capital market benefiting all investors.

In delivering this model, the Euroclear group intends to reduce users' costs (including their internal costs) significantly (which may result in a reduction of the overall profitability of Euroclear Bank) and increase efficiency for the market, through consolidation of settlement platforms and through participating actively in efforts to harmonise market rules and practices. Its business model is based on giving customers an open choice between two service levels (domestic service and full service levels) while providing for transparent cost allocation and pricing. In designing and implementing its business model, the Euroclear group will foster strong user governance and active market consultation.

The Minority Buy-Out Offer will, if successful, achieve a considerable simplification of the corporate structure of the Euroclear group and will add to the transparency of the user-ownership structure of the Euroclear group.

The Target Shares in Euroclear Bank have proved in the past to be illiquid and are subject to a pre-emption right at the option of the Euroclear Bank Board of Directors at the net asset value of Euroclear Bank (see Section 8.1). The Euroclear plc Board of Directors is therefore of the view that the Offer both serves the interests of the Euroclear group objectives and is attractive and fair for the Minority shareholders.

3 - Terms of the Offer

3.1 Purpose of the Offer

The Offer is made to the 1,185 Minority shareholders to acquire the 1,238 Euroclear Bank Shares, which are not yet held, directly or indirectly, by the Offeror. These Target Shares represent 1.75% of the current issued share capital of Euroclear Bank, which consists of a total of 70,838 shares.

The Offer is made by Euroclear plc in accordance with the terms described below.

3.2 Offer price

Euroclear plc offers to buy the Euroclear Bank Shares held by the Minority shareholders at a price of EUR 32,000 (Thirty-two thousand euros) per Euroclear Bank Share. This price has been calculated based on the valuation of Euroclear Bank, as set forth in Chapter 4 of this Offer Document.

3.3 Conditions

The Offer is unconditional.

3.4 Timetable for the Offer

Subject to Section 3.9, the Offer is open from 8:00 Brussels time on 26 November 2003 up to 17:00 Brussels time on 9 December 2003.

3.5 Terms of the Offer

The Offer is made on the following terms:

- Acceptance of the Offer must be made using the Acceptance Form provided with this Offer Document. The Acceptance Form must be received by ABN AMRO no later than 17:00 Brussels time on 9 December 2003 by registered mail or by fax, accompanied by a power of attorney or other evidence of the powers of the signatory for the relevant Minority shareholder. Only fully completed Acceptance Forms will be accepted by the Offeror.

- The Acceptance Form must be sent by registered mail to ABN AMRO, 53 Boulevard du Régent, 1000 Brussels, Belgium, or must be faxed to fax number +32 (0)2 546 01 48, to the attention of Mr. S.H. Boekema, Director Corporate Finance, ABN AMRO.

- In the event that Target Shares are registered in the names of two or more Minority shareholders, the Acceptance Form must be signed jointly by each of them. The Acceptance Forms for Target Shares in respect of which beneficial ownership has been transferred must be signed jointly by the legal owner and the beneficial owner. Forms for pledged shares must be signed jointly by the owner and the pledgee, and the pledgee must expressly indicate his waiver of the pledge of the Target Shares tendered in the Offer.
- The Offeror will send a letter by registered mail to the Minority shareholders at the latest on the day preceding the Opening Date of the Offer to confirm or modify the terms of the Offer or the Acceptance Period.
- Any acceptance of the Offer received during the Acceptance Period is irrevocable.
- Any acceptance of the Offer by a Minority shareholder before the Opening Date of the Offer will be binding upon such Minority shareholder unless such Minority shareholder revokes it in writing before 9:00 Brussels time on the Opening Date of the Offer.
- In accordance with Article 211 of the Royal Decree of 30 January 2001, Euroclear plc undertakes not to acquire Target Shares on different terms from those of the Offer and, as far as it is in its power, not to withdraw the Offer.

3.6 Availability of funds

ABN AMRO confirms that Euroclear plc has available the funds required to make payment for all the Target Shares in the event that the Offer is accepted in full.

3.7 Payment date

The consideration for the Target Shares tendered by a Minority shareholder will be credited at the latest 15 days after the Closing Date to the account of that Minority shareholder with the credit institution stated on the relevant Acceptance Form.

3.8 The position of Minority shareholders who do not respond to the Offer

At the end of the Acceptance Period, the Target Shares which have not been presented and for which the Offer has not been rejected in writing as described in Section 3.10, are deemed to be transferred to the Offeror by virtue of Article 513, §2 of the Belgian Company Code and Article 219 of the Royal Decree of 30 January 2001 and the Minority shareholders in whose names they are registered will be entitled to the Offer price for those Target Shares.

The funds required to pay the Offer price for all those Target Shares will be transferred at the latest 15 days after the Closing Date to the (Belgian) *Caisse des Dépôts et Consignations/Deposito- en Consignatiekas*, for the benefit of the

Minority shareholders who did not respond to the Offer, where it will remain available for them for thirty years, after which it will become the property of the Belgian State.

3.9 Right to object to the Offer

During a period of 30 calendar days after the dispatch by registered mail of this Offer Document, Minority shareholders may express objections to the Offer. Objections, if any, must be addressed in writing (as required by law) to ABN AMRO as agent for the Offeror, and must be received by ABN AMRO as agent for the Offeror by no later than 17:00 Brussels time on 20 November 2003, by registered mail to 53 Boulevard du Régent, 1000 Brussels, Belgium, to the attention of Mr. S. H. Boekema, Director Corporate Finance.

Subsequently, the Offeror may either modify the terms of the Offer or leave them unchanged, in accordance with Article 216 of the Royal Decree of 30 January 2001. If the objections made by the Minority shareholders or any disruption in the capital markets so require, the Offeror reserves the right to postpone the Acceptance Period by a maximum of 20 Business Days.

The Offeror will indicate at the latest on the day preceding the Opening Date of the Offer, by registered mail to the Minority shareholders, whether the terms of the Offer or the Acceptance Period are modified or unchanged. Any Minority shareholder who has submitted his Acceptance Form before the Opening Date of the Offer will be deemed to agree to any modification of the Offer, unless such shareholder revokes his acceptance in writing before 9:00 Brussels time on the Opening Date of the Offer.

3.10 Right to reject the Offer

Minority shareholders may reject the Offer by sending a letter to this effect to ABN AMRO as agent for the Offeror at 53 Boulevard du Régent, 1000 Brussels, Belgium, to the attention of Mr. S. H. Boekema, Director Corporate Finance, so as to arrive during the Acceptance Period.

3.11 Costs and taxes

Any costs related to the Offer incurred by Euroclear plc shall be borne by Euroclear plc, including any transfer tax that may be due in Belgium.

Minority shareholders are encouraged to contact their tax advisor if they require additional advice on the tax consequences of the Offer.

4 - Explanation of the proposed price

4.1 Valuation methods used

With the assistance of an external advisor, ABN AMRO, the Offeror has used various methods to value Euroclear Bank. The Offeror believes that the Discounted Cash Flow method (adjusted for bank valuations) (the "DCF"), and the Net Asset Value method (the "NAV") are the most appropriate ways to value Euroclear Bank. The DCF and the NAV methods produce a similar outcome, putting Euroclear Bank's value in the range of EUR 2.0 – 2.2 billion. Other methods have been used only for plausibility, cross checks and comparability.

4.1.1 Discounted Dividend Method

The principal valuation method used is the Discounted Dividend Method ("DDM"), a modified form of the standard DCF.

For the purpose of a DDM valuation, projections and forecasts are prepared in order to calculate future dividend streams. These dividend streams are then discounted at the cost of equity. The DDM values the Euroclear Bank business as the present value of any dividends which Euroclear Bank could distribute to its shareholders and distributable dividends are defined as the maximum possible amount that Euroclear Bank might pay to its shareholders in any given year. This maximum distributable amount is determined by the Euroclear Bank's target capital ratio and the future profits generated by Euroclear Bank's operations.

An important element which has been taken into account when applying the DDM is the licence granted to Euroclear Bank under which it is allowed to provide clearing and settlement services as operator of the Euroclear System. Since this licence can be withdrawn from Euroclear Bank on 3 years' notice, no value has been attributed to the period beyond this 3-year notice period for that part of Euroclear Bank's business operated under the licence. For the activities that are not subject to the licence agreement (e.g. the activities of all the subsidiaries), a perpetual forecast period has been taken into account for valuation purposes.

The DDM results in a valuation of EUR 2,000 - 2,100 Million for Euroclear Bank. As this method is seen as most accurately taking into account all the factors currently relevant and foreseeable affecting Euroclear Bank, a weighting of 80% was applied to this valuation method in calculating Euroclear Bank's value.

4.1.2 Net Asset Value method

The NAV method looks at the capital position of Euroclear Bank. Conceptually, the total capital is available to absorb losses in the business and, in case of liquidation of the business, the net asset value is available to shareholders on a pro rata basis.

As of 31 December 2002, the consolidated net asset value of Euroclear Bank was as follows:

(in EUR million)		
Capital		654.2
- Called up share capital	654.2	
- Uncalled capital	-	
Share premium account		1,278.6
Revaluation reserve		-
Reserves and profit brought forward		224.7
Consolidation differences		(537.3)
Exchange differences		(0.2)
Shareholders' funds (NAV)		**1,620.0**

This total does not include an amount of net goodwill[1] relating to Euroclear France. After including this goodwill, which totalled EUR 522 million on 30 June 2003, as well as the first half-year profits of EUR 97 million, the adjusted book value of Euroclear Bank as of 30 June 2003 stands at EUR 2,239 million.

Given the fact that Euroclear Bank and its auditors review the Shareholders' funds on a regular basis in accordance with generally accepted accounting principles, this calculation of the adjusted book value provides a good indication of Euroclear Bank's value and a weighting of 20% was applied to this valuation method in calculating the value of Euroclear Bank.

1. At the time of the Euroclear France acquisition, Euroclear Bank obtained a derogation from the Belgian Banking and Finance Commission allowing it to write off against equity all the goodwill related to the Euroclear France acquisition. The possibility to obtain such derogation ceased to exist on 31 December 2001 and therefore such derogation did not apply to any subsequent acquisitions (for example, Euroclear Netherlands and CRESTCo) for which, as a consequence, the goodwill is reflected in the net asset value of Euroclear Bank.

4.1.3 Comparable listed companies analysis

Using a relative valuation, the value of Euroclear Bank could normally be derived from the pricing of "comparable" assets by focusing on a common variable such as price per earnings and price versus net asset value. The assumptions which have to be made for this purpose are that the other firms in the industry are comparable to Euroclear Bank and that the market prices these firms correctly.

However, the user-driven business model of Euroclear Bank is unique and no truly comparable listed companies are using the same business model as Euroclear Bank. The comparable listed companies method has therefore not been relied on for the valuation of Euroclear Bank.

4.1.4 Comparable historic transactions analysis

This valuation method is derived from the price that has been paid in similar recent transactions within the same industry sector as Euroclear Bank.

Due to the unique, user-governed business model of the Euroclear group, the only truly comparable transaction involved Euroclear Bank itself. In November 2002, the shares of CRESTCo were transferred to Euroclear Bank in a share for share transaction for a total value of EUR 650 million or EUR 34,361 per share. The value paid reflects the strategic importance of CRESTCo to Euroclear Bank and can only be used as an indication of the value of Euroclear Bank at the time of the transaction. It was arrived at using a similar discounted cash flow method as in the current transaction but at the time of the CRESTCo transaction (late 2002), the forecasts were based on projections of future earnings that were different from the more recent projections used in this transaction.

As no other transactions can be considered relevant or similar for the purposes of the current valuation of Euroclear Bank, no weighting has been applied to this analysis.

4.1.5 Precedent transactions in Euroclear Bank Shares

Article 9 of the Euroclear Bank Articles of Association (see Section 8.1) sets out the guidelines for a shareholder of Euroclear Bank who wishes to sell shares of Euroclear Bank. Article 9 provides, inter alia, that, if Euroclear Bank does not agree with a counterparty proposed by the seller of the share(s), it has to propose an alternative purchaser who is willing to purchase the offered shares at a price equal to the pro-rata equivalent of the net asset value of Euroclear Bank as shown in the most recent consolidated accounts approved by the Board of Directors.

So far, this procedure has been used only once, which was in September of this year. On that occasion, the seller had gone into liquidation and had proposed to transfer its share to an individual. However, it is not Euroclear Bank's intent to have individuals as shareholders. The Board of Directors of Euroclear Bank proposed therefore as purchaser Euroclear plc, which agreed to purchase the share at a price of EUR 32,000, i.e. the same price as the price proposed in the Offer.

On each of the eight other occasions since 2002 that a shareholder wanted to sell shares, he initiated the request direct with Euroclear Bank, without first proposing a potential purchaser. In each case, Euroclear Bank proposed Euroclear plc as purchaser at a value corresponding to the value defined in Article 9, i.e. the relevant net asset value per share. The proposal was accepted in all cases by the shareholders initiating the request for a transfer.

For transactions that took place during 2002, the non-consolidated net asset value of Euroclear Bank as of 31 December 2001 applied, which resulted in a transaction price of EUR 28,004 per share. Four shares were transferred with an effective date of 28 September 2002 and two shares were transferred with an effective date of 16 December 2002 at this price.

On 29 November 2002, the Articles of Association of Euroclear Bank were modified to reflect the changing nature of Euroclear Bank, which had evolved from a single entity with just one major subsidiary in 2001 to an entity with several important subsidiaries in 2002 (following the acquisition of Euroclear Netherlands, CRESTCo and part of Clearnet). Instead of using the net asset value of Euroclear Bank on a stand-alone basis, it was decided to take into account as from 2003 the net asset value in the consolidated accounts. On this basis, the net consolidated asset value per share as of 31 December 2001 was EUR 14,164. Effective 26 March 2003, two additional shares were transferred to Euroclear plc at this price.

4.2 Conclusion

Based on the above valuation methods and the applied weightings, the Offeror arrived at a value range for Euroclear Bank of EUR 2,048 – 2,128 million and at a corresponding price range per Euroclear Bank Share of EUR 28,908 – 30,037.

The price offered per Euroclear Bank share of EUR 32,000 is therefore higher than both the price per share in the value range and the adjusted book value per share as at 30 June 2003 (EUR 31,605). However, the Offeror considers such premium fair partly in view of all the elements and sensitivities taken into account in arriving at a value range and partly in order to make the Offer more attractive to the Minority shareholders.

5 - Opinion of the Independent Auditor

We have been engaged, in accordance with Article 213 of the Royal Decree of 30 January 2001 implementing the Belgian Company Code, to report as Independent Auditor on the proposed Buy-Out Offer by EUROCLEAR plc (hereinafter called the "Offeror") for the shares of EUROCLEAR BANK S.A./N.V. not yet owned by EUROCLEAR plc or Calar Investments S.A. (hereinafter called the "Target Shares"). Based on our review procedures, we are of the opinion that:

- The valuation methods used by the Offeror to value the Target Shares, mainly the Discounted Cash Flow method and the Net Asset Value, are relevant for the purposes of this transaction in determining the price per share of EUR 32,000 offered under this Minority Buy-Out Offer, given the contractual relationship regarding the possible withdrawal subject to a 3-year notice period of the licence to operate the Euroclear System from EUROCLEAR BANK S.A./N.V., as taken into account by the Offeror.

- The price per share is fair based on such possible withdrawal of the licence.

- The interests of all the shareholders are safeguarded at the price per share of EUR 32,000 offered under this Minority Buy-Out Offer, taking into account such possible withdrawal of the licence.

Brussels, 19 October 2003

The Independent Auditor,

Deloitte & Touche
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Philip Maeyaert

6 - Opinion of the Board of Directors of Euroclear Bank

Pursuant to Article 513, §2 of the Belgian Company Code, the Board of Directors of Euroclear Bank has reviewed, at its meeting on 19 October 2003, the Minority Buy-Out Offer described in this Offer Document.

In conformity with Article 213, 2° of the Royal Decree of 30 January 2001, the Board of Directors of Euroclear Bank has resolved to advise the Minority shareholders as follows:

1. The special report drawn up by Euroclear plc pursuant to Article 212, §2 of the Royal Decree of 30 January 2001 and included in this Offer Document does not contain any deficiency or any information likely to be misleading for the shareholders of Euroclear Bank.

2. The report provided by Deloitte & Touche as Independent Auditor reflects an adequate valuation of Euroclear Bank and justifies the price offered in an appropriate manner, on the basis of common and generally accepted valuation methods adapted to the specific characteristics of Euroclear Bank.

3. The price offered by Euroclear plc for the Target Shares in Euroclear Bank is fair and safeguards the interests of the holders of such shares.

For and on behalf of the Board of Directors of Euroclear Bank,

A.C. Tupker
Chairman of the Board
19 October 2003

7 - Information on Euroclear plc

7.1 General information on Euroclear plc

Company name:	Euroclear plc
Registered office:	2, Lamb's Passage London EC1Y 8BB, United Kingdom
Executive office:	Baarermatte, 6340 Baar, Switzerland
Date of incorporation:	7 July 1972
Form of incorporation:	Public limited company incorporated under the laws of England and Wales
Registration No.:	1060802

7.2 The objects of Euroclear plc

Clause 4 of the Memorandum of Association of Euroclear plc provides that:

The objects for which the Company is established are:

(1) (a) To own and/or operate and/or cause to be operated (i) a clearing system or systems for securities and transferable rights of all kinds, issued or dealt with in any part of the world and for such purposes to provide or cause provision to be made for all services reasonably related thereto and (ii) financial information and communications systems of all kinds.

(b) Without prejudice to sub-paragraph 4(10) of this Clause to acquire, establish or promote, or concur or participate in acquiring, establishing or promoting one or more companies (including without prejudice to the generality of the foregoing a co-operative company formed under the law of any jurisdiction and not necessarily with a view to the making of a profit for its shareholders) which shall propose to carry on any activity carried on by the Company prior to 18th April 1986 and to subscribe for, purchase or otherwise acquire such shares, stocks or securities of any such company and for such consideration as may be thought fit.

(c) To grant rights over the assets, rights and effects of the Company or any part thereof in favour of any such company for such consideration (if any) and on such terms as may be thought fit.

(2) To carry on any other business or activity and do anything of a nature which may seem to the Company capable of being conveniently carried on in connection with any of the objects of the Company or calculated, directly or indirectly, to enhance the value of or render profitable any of the Company's property or rights or which may seem capable of being carried on at a profit to the Company by advertisement or other means as may seem expedient.

(3) To acquire for any estate or interest and to take options over, construct and develop property, real or personal or rights of any kind which may appear to be necessary or convenient for any business of the Company, including shares and other interests in any company the objects of which include the carrying on of any business or activity within the objects of the Company.

(4) To enter into any guarantee contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee with or without consideration the payment of any principal moneys, premiums, interest and other moneys secured by or payable under any obligations (including the obligations of the Company's parent company, if any) or securities and the payment of dividends and premiums on, and the repayment of the capital of, stocks and shares of all kinds and descriptions.

(5) To invest any moneys of the Company not immediately required for the purposes of the business of the Company in such investments (other than shares in the Company) and in such manner as may from time to time be determined and to hold sell or otherwise deal with such investments.

(6) To amalgamate with or enter into partnership or any joint purse or profit-sharing arrangements with, or to co-operate or participate in any way with, or assist or subsidise any company or person carrying on or proposing to carry on any business within the objects of the Company.

(7) To borrow and raise money and secure or discharge any debt or obligations of or binding on the Company in such manner as may be thought fit and in particular by mortgages or charges upon the undertaking and all or any of the real and personal property (present and future) and the uncalled capital of the Company or by the creation and issue of debentures, debenture stock or other obligations or securities of any description.

(8) To sell, exchange, mortgage, let on rent, share of profit, royalty or otherwise, grant licences, easements, options servitudes and other rights over and in any other manner deal with or dispose of the undertakings, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit and in particular for stocks, shares, debentures or other obligations or securities, whether fully or partly paid up, of any other company.

(9) To give remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscription of, or otherwise assisting in the issue of, any shares, debentures or other securities of the Company or in or about the formation of the Company or the conduct of its business.

(10) To establish or promote, or concur or participate in establishing or promoting any company the establishment or promotion of which shall be considered desirable in the interests of the Company and to subscribe for, underwrite, purchase or otherwise acquire the shares, stocks and securities of any such company, or of any company carrying on or proposing to carry on any business or activity within the objects of the Company.

(11) To procure the registration or incorporation of the Company in or under the laws of any place outside England.

(12) To subscribe or guarantee money for any purpose which may be considered likely directly or indirectly to further the objects of the Company or the interests of its members or for any national, charitable, benevolent, public, general or useful objects or for any exhibition.

(13) To grant pensions or gratuities to any officers or employees or ex-officers or ex-employees of the Company or its predecessors in business or the relations, connections or dependants of any such persons and to establish or support any associations, institutions, clubs, building and housing schemes, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its members.

(14) To distribute any of the property of the Company among its members in specie.

(15) To do all or any of the things or matters aforesaid in any part of the world, and either as principals, agents, contractors trustees or otherwise and either alone or in conjunction with others.

(16) To do all such other things as are incidental or conductive to the attainment of the above objects or any of them.
And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the United Kingdom or elsewhere and that the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in anyway limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

7.3 Mission statement of Euroclear plc

Euroclear plc intends to be the leading provider of settlement and custody services for bonds and equities at European and global levels, as a user-owned and user-governed organisation.

7.4 History and business activities of Euroclear plc

Euroclear plc, formerly "Euroclear Clearance System Public Limited Company", an English incorporated holding company resident in Switzerland, acquired in 1972 the ownership rights of the Euroclear System, which was established in 1968 by Morgan Guaranty Trust Company of New York. The principal activities of Euroclear plc consist of the licensing of the right to operate the Euroclear System to its main subsidiary, Euroclear Bank (see Chapter 8), determining matters of strategic policy and safeguarding its investment in its subsidiaries.

The Euroclear System is the Brussels based settlement system for domestic and international securities transactions, covering bonds and equities including investment funds. Market-owned and market-governed, Euroclear Bank provides securities services to major financial institutions located in more than 80 countries. Members of the Euroclear group also act as the CSD for French, Dutch, Irish and UK securities, a role that will soon be extended to Belgian securities. Since its inception, the driving principle of Euroclear group has been to provide the most efficient, risk-controlled, and cost-effective services for the clearance and settlement of securities transactions. The market ownership of Euroclear group is reflected in the composition of its shareholder base, namely users and stock exchanges. As part of the mechanism by which Euroclear plc remains user-owned and governed, the directors of Euroclear plc have an absolute discretion to refuse to register a transfer of Euroclear plc Ordinary Shares. There is also a restriction on the extent to which any shareholder can exert voting rights through a limitation on any shareholder (and its associates) exercising more than 5 per cent of the total voting rights exercisable by shareholders on any resolution.

7.5 Organisation chart of the Euroclear group


226 Euroclear plc shareholders (including Euronext and former CRESTCo shareholders)
86.9%
Euroclear plc
(UK)
13.1%
Sicovam Holding S.A.
84.85%
100%
1.75%
Minority shareholders
Euroclear Bank
(Belgium)
13.4%
Calar Investments
(Luxembourg)
100%
100%
100%
CRESTCo
(UK)
Euroclear France
(France)
Euroclear Netherlands
(The Netherlands)
100%
100%
100%
20%
96.8%
TradeGo
(Belgium)
Euroclear Latin America Ltda
(Brazil)
Calar Belgium
(Belgium)
Clearnet
(France)
Euroclear Finance
(Luxembourg)

Euroclear plc	a UK holding company, owned by 226 financial institutions, and by Sicovam Holding S.A.
Sicovam Holding	a French holding company owned by former shareholders (more than 40 French banks) of Sicovam, which was purchased by Euroclear plc in 2001 and was renamed Euroclear France
Calar Investments	a special purpose vehicle company wholly owned by Euroclear plc and incorporated in Luxembourg
Euroclear Bank and subsidiaries	more information is provided in Chapter 8

7.6 Board of Directors and Statutory Auditors at 30 September 2003

The Board of Directors of Euroclear plc makes strategic decisions for the Euroclear group, including those affecting strategic investments in, and the overall strategy of, its operating companies as well as mergers, joint ventures and alliances.

The Euroclear plc Board of Directors comprises 26 non-Executive Directors, 23 of whom are Senior Executives of users of the Euroclear group services and three of whom, including the Chairman and Deputy Chairman, are independent directors not associated with any user. They represent a broad cross-section of different types of users of the Euroclear group services who are also shareholders:

- A. Chris Tupker, Chairman (independent)
- Sir Nigel Wicks, Deputy Chairman (independent)
- Mark Alexander *Merrill Lynch*
- Frank J. Bisignano *Citigroup*
- Charlotte Black *Brewin Dolphin Securities Limited*
- Yannick Chagnon *Société Générale*
- Thierry Coste *Crédit Agricole S.A.*
- Frank J. DeCongelio *Credit Suisse First Boston Inc.*
- Mary M. Fenoglio *State Street Corporation*
- Clara Furse *London Stock Exchange*
- John S. Gubert *HSBC Holding plc*
- Simon M. Haslam *Fidelity International Limited*
- Neil T. Henderson *J.P. Morgan Chase & Co.*
- Hidetoshi Kikuchi *Bank of Tokyo-Mitsubishi (Luxembourg) S.A.*
- Hermann-Josef Lamberti *Deutsche Bank AG*
- Roger A. Liddell *Goldman Sachs & Co.*
- Jacques-Philippe Marson *BNP Paribas Securities Services*
- Francisco B. Martín *Banco Santander Central Hispano*
- Dr. Tim May *Gerrard Limited*
- David Nicol *Morgan Stanley*
- Nobuo Oya *Mizuho International plc*
- Thomas J.Perna *The Bank of New York*
- Christian Schaack *Fortis Bank*
- John M. Schofield *UBS Investment Bank*
- Jean-François Théodore *Euronext N.V.*
- Andrew S. Winckler *Ernst & Young LLP (independent)*

The independent auditors of Euroclear plc are PricewaterhouseCoopers LLP, Chartered Accounts and Registered Auditors, having their registered offices at 1 Embankment Place, London, WC2N 6RH, represented by Mr. P.G. Rivett.

7.7 Consolidated financial information[1]

Euroclear plc Summarised Consolidated Profit as of 31 December

(in millions of euros)	2000	2001	2002
Net interest income	24.3	246.6	149.4
Net fees and commissions	354.7	567.1	596.4
Other operating income	5.3	12.9	22.6
Operating income	**384.3**	**826.6**	**768.4**
Operating expenses	(209.4)	(370.9)	(406.7)
Provisions and other operating charges	-	(239.2)	(144.7)
Operating profit before provision for banking shortfall and goodwill amortisation	**174.9**	**216.5**	**217.0**
Provision for banking shortfall	-	(64.5)	-
Amortisation of goodwill	-	(190.4)	(670.0)
Income from associated undertakings	-	-	10.1
Loss on sale of business	-	-	(4.5)
Operating (loss)/profit after provision for banking shortfall and goodwill amortisation	**174.9**	**(38.4)**	**(447.4)**
Taxes	(64.8)	(52.8)	(80.6)
Net (loss)/profit	**110.1**	**(91.2)**	**(528.0)**

Euroclear plc Summarised Consolidated Balance Sheet as of 31 December

(in millions of euros)	2000	2001	2002
Assets			
Cash and balances at central banks	11.7	72.5	20.1
Loans and advances to banks and customers	7,222.5	7,665.9	5,507.7
Debt securities	892.8	1,101.5	1,069.8
Equity shares	-	0.1	2.7
Interests in associated undertakings	-	-	142.0
Fixed assets	94.4	729.1	1,260.2
Other assets, pre-payments and accrued income	903.6	651.2	328.5
Pension assets		2.5	
Total assets	**9,125.0**	**10,222.8**	**8,331.0**
Liabilities			
Deposits	7,125.6	7,770.4	5,175.0
Other liabilities, accruals and deferred income	954.6	672.3	522.8
Pension deficit	-	3.6	15.9
Subordinated liabilities	496.3	496.8	497.4
Minority interests	27.1	17.8	15.3
Shareholders' funds	521.4	1,261.9	2,104.6
Total liabilities	**9,125.0**	**10,222.8**	**8,331.0**

1. Full financial information is available on the Euroclear website at www.euroclear.com

7.8 Number of shares held by Euroclear plc in Euroclear Bank

Euroclear plc holds, directly and indirectly (through Calar Investments), 69,600 Euroclear Bank Shares, representing 98.25% of Euroclear Bank's share capital. Out of those, 60,076 Euroclear Bank Shares are held directly by Euroclear plc and 9,524 Euroclear Bank Shares are held by Calar Investments.

The remaining 1,238 Euroclear Bank Shares (i.e. shares representing 1.75%) are held by 1,185 Minority shareholders. All of them are or have been Participants.

8 - Information on Euroclear Bank

8.1 General information on Euroclear Bank

Company name:	Euroclear Bank S.A. / N.V.
Registered office:	1, Boulevard du Roi Albert II B-1210 Brussels, Belgium
Date of incorporation:	Private deed of November 21, 1986 published in the Appendix to the Belgian Official Gazette ("*Moniteur Belge/Belgisch Staatsblad*") of 20 December 1986 under number 861220-219
Form of incorporation:	a "*société anonyme/naamloze vennootschap*" incorporated under the laws of Belgium
Registration No.:	Register of legal entities No. 0429875591 (former Register of Commerce of Brussels No. 486.370; former V.A.T. Number BE 429.875.591)

Amendments of the Euroclear Bank Articles of Association during the last 10 years:

- in accordance with the minutes held by Hans Berquin, notary, dated 16 June 1993, published in the Appendix to the Official State Gazette of 14 July 1993 under number 930714-269;
- in accordance with the minutes held by Hans Berquin, notary, dated 14 June 1995, published in the Appendix to the Official State Gazette of 18 July 1995 under number 950718-219;
- in accordance with the minutes held by Eric Spruyt, notary, dated 15 May 2000, published in the Appendix to the Official State Gazette of 28 June 2000 under number 20000628-232;
- in accordance with the minutes held by Eric Spruyt, notary, dated 13 December 2000, published in the Appendix to the Official State Gazette of 9 January 2001 under number 20010109-558;
- in accordance with the minutes held by Vincent Berquin, notary, dated 10 January 2001, published in the Appendix to the Official Gazette of 14 March 2001 under number 20010314-509;

- in accordance with the minutes held by Denis Deckers, notary, dated 20 September 2001, published in the Appendix to the Official Gazette of 31 October 2001 under number 20011031-493;
- in accordance with the minutes held by Eric Spruyt, notary, dated 7 February 2002, published in the Appendix to the Official State Gazette of 3 April 2002 under number 20020403-450;
- in accordance with the minutes held by Denis Deckers, notary, dated 30 April 2002, published in the Appendix to the Official Gazette of 30 May 2002 under number 20020530-454;
- in accordance with the minutes held by Eric Spruyt, notary, dated 14 August 2002, published in the Appendix to the Official Gazette of 12 September 2002 under number 02114922;
- in accordance with the minutes held by Carl Ockerman, notary, dated 29 November 2002, published in the Appendix to the Official Gazette of 27 December 2002 under number 02153918;
- in accordance with the minutes held by Eric Spruyt, notary, dated 27 May 2003, published in the Appendix to the Official Gazette of 1st July 2003 under number 03073140.

Registered capital:
Six hundred and fifty four million one hundred and eighty nine thousand and eight hundred euros (EUR 654,189,800), entirely subscribed and fully paid-up, represented by seventy thousand eight hundred and thirty eight (70,838) registered shares without par value, each share representing an equal part of the share capital of the Euroclear Bank.

Authorised capital:
The Board of Directors of Euroclear Bank is authorised by the Euroclear Bank shareholders to increase the capital by notarial deed from time to time by a maximum amount of three hundred and fifty million euros (EUR 350,000,000).

Pre-emption rights:
Article 9 of the Euroclear Bank Articles of Association provides that:

"Any shareholder wishing to transfer any of his shares (the "Transferor") to any other person or entity must obtain the prior written approval thereto of the Board of Directors. For that purpose, the Transferor must notify (the "Sale Notice") the Board of Directors indicating: (i) the surname, given names, occupation, or in the case of a corporate entity the corporate name and registered office, of the candidate-purchaser (the "Candidate- Purchaser"); (ii) the number of shares the Transferor wishes to transfer (the "Offered Shares"); (iii) the price per share the Candidate-Purchaser is willing to pay in cash for the Offered Shares; as well as (iv) all other conditions under which the Offered Shares would be transferred. The proposed transfer may not be subject to unusual or special conditions, nor may the Transferor or the Candidate-Purchaser be offered any collateral advantage contingent on or related to such proposed transfer.

The Board of Directors shall within two months after the Sale Notice notify the Transferor whether or not the Board of Directors approves of the transfer to the Candidate-Purchaser (the "Board Notice").

If the Board of Directors approves the transfer, or fails to propose an alternative purchaser as set out hereafter, the Transferor must transfer to the Candidate-Purchaser the Offered Shares at the price and on the other conditions mentioned in the Sale Notice. If the Offered Shares are not transferred to the Candidate-Purchaser within one month of the approval by the Board in the Board Notice or of the expiry of the two-month period for the Board Notice without proper proposal by the Board as set out hereafter, the procedure set out in this Article will have to be followed again.

The Board of Directors shall only be authorised to refuse the transfer if it proposes in the Board Notice an alternative purchaser who is willing to purchase the Offered Shares at a price equal to the prorata equivalent of the net asset value of the Company as shown in the most recent consolidated accounts approved by the Board of Directors, with evidence of its acceptance. In such case the Transferor shall have to transfer the Offered Shares to the alternative purchaser proposed by the Board of Directors within a period of one month as from the Board Notice".

Accounting year:
From 1 January to 31 December

Annual General Meeting of Shareholders:
Last Thursday of the month of May of each year at 12:00 pm

8.2 Company purpose

Article 3 of the Euroclear Bank Articles of Association provides that:

"The object of the Company is to carry out for its own account and for the account of third parties, banking activities and securities-related activities in their broadest meaning, as well as all other activities currently or in the future authorised for banks.

Such activities include, in particular, the operation of one or more clearance and settlement systems for securities and other transferable rights of all kinds issued or dealt with in any part of the world, the operation of multilateral netting and novation systems for transactions in such securities and rights, the operation of any activity directly or indirectly linked to servicing transactions in such securities and rights, or directly or indirectly linked to asset servicing, the receipt of, and carrying out of, transactions in, cash and/or securities, the granting of loans and of credit in cash and/or securities and other transferable rights; within the limits authorised by law, the effectuation of any transactions on stock exchanges, any foreign exchange transactions, and any issuing, underwriting, brokerage, agency and other financial transactions whatsoever.

The Company may, within the limits authorised by law, manage, supervise, and control all affiliated companies and all companies in which it holds an interest of any kind, and may, within the same limits, grant loans, in whatsoever form and for whatsoever duration, to such companies. It may, within the limits authorised by law, participate by contribution in cash or in kind, by merger, subscription, participation, financial intervention or otherwise, in any companies or firms, existing or to be formed in or outside Belgium, with a corporate object identical, similar or related to, or useful for developments of its own corporate object. This list is not exhaustive.

The Company may do anything, which directly or indirectly can contribute to the realisation of its object in the broadest sense."

8.3 History

In 1972, the ownership rights to the Euroclear System were acquired by Euroclear Clearance System Public Limited Company, now called Euroclear plc. Euroclear plc licensed the use of the Euroclear System to Euroclear Bank, which at that time was named Euroclear Clearance System S.C., a "société coopérative/cooperative vennootschap" under Belgian law. This form of cooperative company was adopted in order to give all Participants the right to participate in the share capital of the company as long as they were Participants. Thus, in their capacity as Participants, the Minority shareholders all subscribed and paid up one share of Euroclear Bank for an identical amount of approximatively EUR 25 (1,000 Belgian francs).

The co-operative was transformed into a "société anonyme/naamloze vennootschap" on 15 May 2000 as a first step in providing the framework for the creation of Euroclear Bank. Its shareholders remained the same. Under an operating agreement with the former Euroclear Clearance System S.C., Morgan Guaranty Trust Company of New York, Brussels office, was the operator of, and acted as the bank for, the Euroclear System, between 1972 and 2000.

Having obtained a banking licence from the Belgian authorities in July 2000, Euroclear Bank took over the banking and operational functions formerly provided by Morgan Guaranty Trust Company of New York, Brussels office on 31 December 2000.

Euroclear Bank acquired, in 2001, 100% of the capital of Sicovam, the French market central securities depository and, in 2002, 100% of the capital of Necigef/ NIEC, the Dutch central securities depository. On this occasion, Euroclear Bank also took a 20% stake in the capital of Clearnet, and agreed with Euronext to acquire most of the settlement and custody business of CIK, the Belgian central securities depository. In 2002, Euroclear Bank also acquired 100% of the capital of CRESTCo, the settlement system for UK securities and Irish equities. Since December 2000, Euroclear Bank has also assumed responsibility for the settlement of Irish government bonds following the decision of the Irish Central Bank to outsource this activity to Euroclear Bank.

8.4 Business activities of Euroclear Bank

Euroclear Bank provides custody and settlement services for domestic and international securities transactions, covering bonds, equities and investments funds. Euroclear Bank provides securities services to more than 1,500 Participants located in more than 80 countries.

Euroclear Bank, as a single-purpose settlement bank, applies very conservative risk management practices. It requires collateralisation of almost all of its client credit exposure and operates robust risk controls. Euroclear Bank has a very sizeable capital base of EUR 1.3 billion, a BIS capital ratio in excess of 70% and a AA+ credit rating.

In addition to its role as an ICSD, Euroclear Bank is the parent company of the CSDs for Dutch, French, UK securities and Irish equities; it also acts as the CSD for Irish government bonds. In August 2002, Euroclear Bank was appointed as the Belgian CSD, alongside the existing CSD, CIK. This followed the agreement with Euronext in 2001 to transfer CIK's book-entry settlement and custody business book to Euroclear Bank. Physical securities transactions for Belgian customers will continue to be performed by CIK itself, which is a wholly-owned subsidiary of Euronext. An overview of the Euroclear Bank activities and a brief description of them are set out below.

8.4.1 Custody

Custody services provided by Euroclear Bank include safekeeping of securities, income services (i.e. payment of coupon interest, dividends, etc.), corporate events, market claims services (payment or transfer of income or rights), withholding tax recovery services, proxy voting. Custody services are provided through a network of 75 depositories in 32 markets.

8.4.2 Settlement

Participants can settle trades in the Euroclear System either against payment, which is possible in a large number of currencies, or free of payment. Euroclear Bank settles the transactions in three ways:

- Between Participants (internal): internal settlement occurs by book-entry transfer and allows simultaneous exchange of cash and securities via the delivery versus payment mechanism.
- Between a Participant and a participant of Clearstream Banking (Bridge settlement).
- Between a Participant and a participant in a local market (external) settlement for domestic securities takes place either via direct links with a local clearing system, where Euroclear Bank has its own accounts, or by an indirect link, where a domestic sub-custodian acts as intermediary for Euroclear Bank settlement activities in the local market.

8.4.3 Securities lending and borrowing

This activity achieves increased settlement efficiency for borrowers, allowing them to borrow securities from other Participants in order to avoid failed deliveries, and enables lenders to generate additional income from securities held in the Euroclear System.

8.4.4 Money transfer

Euroclear Bank offers facilities to enable Participants to transfer cash in and out of the Euroclear System in close to 30 currencies. To facilitate management of foreign currency cash balances held with Euroclear Bank, Euroclear Bank also supplies foreign exchange services.

8.4.5 Integrated collateral management services

As a securities settlement services provider, it is important for Euroclear Bank to provide its Participants with tools that allow them to manage collateral efficiently. As a result, Euroclear Bank's collateral management services enable Participants to finance their securities positions, or cover their exposure within the Euroclear System, leading to increased efficiencies and cost reductions. The integrated collateral management services cover activities such as triparty repos, securities loans, secured loans, backstop facilities, derivatives and netting margin calls. The collateral securities managed include fixed income securities and equities. The customer base is composed of investment banks, central banks, commercial banks, custodians, fund managers, and corporations.

8.4.6 Other

Euroclear Bank also offers different kinds of banking services including: treasury services (cash settlement/money transfer, management of debit and credit balances in Participants accounts), credit facilities for Participants, management of foreign currency cash balances held within the Euroclear System, and securities lending guarantees.

8.5 Organisation chart of Euroclear Bank


Euroclear Bank
(Belgium)
100%
CRESTCo
(UK)
100%
Euroclear France
(France)
100%
Euroclear Netherlands
(The Netherlands)
100%
TradeGo
(Belgium)
100%
Euroclear Latin America Ltda
(Brazil)
100%
Calar Belgium
(Belgium)
96.8%
Euroclear Finance
(Luxembourg)
20%
Clearnet
(France)

Euroclear Bank	based in Brussels and performs the ICSD role
Euroclear Latin America-Ltda	the representative office of Euroclear Bank in Brazil
Calar Belgium	a Belgian subsidiary of Euroclear Bank owning 51% of the Euroclear building in Brussels, Belgium
Euroclear Finance	the finance vehicle of Euroclear Bank, wholly owned (directly and indirectly) by Euroclear Bank. Euroclear Bank has raised Tier 2 Capital through this company
TradeGO	the trade guarantee organisation for transactions made on CoredealMTS – an electronic order entry and dealing system for Eurobonds. TradeGo activities are currently under investigation
Euroclear France	the French market CSD, a subsidiary of Euroclear Bank (formerly Sicovam)
CRESTCo	the CSD for UK securities and Irish equities, a subsidiary of Euroclear Bank
Euroclear Netherlands	the Dutch market CSD (commercial name for Necigef and NIEC, two subsidiaries of Euroclear Bank)
Clearnet	a French Clearing House in which Euroclear Bank has a 20% stake

8.6 Recent developments and strategic direction

On 10 January 2001, Euroclear plc acquired from Euronext 100% of the shares of Sicovam S.A.. Euroclear plc transferred all of its shares in Sicovam S.A. to Euroclear Bank, in exchange for shares of Euroclear Bank. Sicovam S.A. was renamed Euroclear France.

In February and April 2002, Euroclear plc acquired from Euronext 100% of Necigef and 100% of NIEC, Nederlands Interprofessioneel Effectencentrum B.V. (two separate Dutch entities forming the Central Securities Depository of the Netherlands), and a 20% stake in Clearnet in exchange for the issue of new Euroclear plc shares. These companies were also then transferred to Euroclear Bank in exchange for shares in Euroclear Bank.

In November 2002, Euroclear Bank acquired 100% of CRESTCo.

These mergers were a major step towards achieving the aim of delivering a low-cost, integrated pan-European settlement service, and a significant move towards the creation of a single European capital market. To achieve this objective, Euroclear group continues to concentrate on delivering efficient, high quality services to its clients at the lowest possible cost by providing seamless access to multiple markets; broadening its leadership in equity and bond transaction settlement; and leading the process of reducing settlement infrastructure fragmentation in Europe. In addition to organic growth, the Euroclear group will be prepared to continue to develop alliances and partnerships with other market infrastructure participants.

The Euroclear group also defined, at the time of the merger with CRESTCo, a new business model for European settlement, which lays the basis for the creation of an integrated European capital market delivering a "domestic market" for Europe for institutional and retail investors seeking to enable them to settle cross-border trades in European securities as easily and as efficiently as they can settle their domestic trades at a similar low cost. The Euroclear group intends to achieve this objective by gradual consolidation of the Euroclear group's technology platforms, and by fostering harmonisation of market practices across markets and removing fixed costs from the industry, thereby greatly reducing investment and running costs for the customers (which may result in a reduction of the overall profitability of Euroclear Bank).

The Euroclear group will thus look to respond to the main demands of the securities markets participants being:

(i) cheaper cross-border settlement;
(ii) a streamlined internal back-office; and
(iii) lower operational risk.

Customers of the Euroclear group will have the choice between two service levels: a domestic service level, available directly through accounts with the CSDs within the Euroclear group under local law, and a full service level provided through Euroclear Bank, under Belgian law. The domestic service will be aimed at fulfilling the needs of the domestic markets and of the customers wishing to access these markets directly (self-clearing). The domestic service will offer settlement in central bank money. The full service will be designed to meet the need for additional services, such as those required to support secure cross-border transactions in international markets, collateral management, automatic securities lending and borrowing, and triparty repo services. The full service will offer to customers the choice of settlement in commercial bank money or in central bank money.

8.7 Board of Directors, Management and Statutory Auditors at 30 September 2003

The Euroclear Bank Board of Directors sets the policies and objectives of the bank, ensures their implementation by the Management Committee and reviews its performance within the strategic framework set by the Euroclear plc Board of Directors.

Article 22 of the Euroclear Bank Articles of Association provides that "The Company is validly represented in all legal proceedings and in all instruments, including those for which the assistance of a public official or a notary is required, by two members of the Board of Directors acting jointly, of whom one at least is a member of the Management Committee. For acts within the limits of their specific powers, the Company is also validly represented by special representatives.

The Company may be represented in foreign countries by any person acting pursuant to a specific mandate by the Board of Directors or, within the limits of its powers, the Management Committee."

The Euroclear Bank Board is composed of 18 directors, 12 of whom are non-Executive Directors and three of whom, including the Chairman and Deputy Chairman, are independent directors not associated with any user.

Non-Executive Directors

• A. Chris Tupker, Chairman (independent)	
• Sir Nigel Wicks, Deputy Chairman (independent)	
• Yannick Chagnon	*Société Générale*
• Frank J. DeCongelio	*Credit Suisse First Boston Inc*
• John S. Gubert	*HSBC Holding Plc*
• Neil T. Henderson	*J.P. Morgan Chase & Co*
• Hermann-Josef Lamberti	*Deutsche Bank AG*
• Dr. Tim May	*Gerrard Limited*
• Thomas J. Perna	*The Bank of New York*
• Jean-François Théodore	*Euronext N.V.*
• Christian Schaack	*Fortis Bank S.A.*
• Andrew S. Winckler	*Ernst & Young LLP (independent)*

Executive Directors

- Pierre Francotte
- Ignace R. Combes
- Martine Dinne
- Joël Mérère
- Hugh Simpson
- Theo Van Engeland

In accordance with Article 26 of the Belgian Act of 22 March 1993 relating to the status and the supervision of credit institutions and with Article 524bis of the Belgian Company Code, the Board of Directors of Euroclear Bank granted the following powers to the Management Committee on 13 December 2000:

- generally, all powers, authorities and discretion to manage the business of Euroclear Bank within the strategy and the general policy of Euroclear Bank as decided by the Board of Directors and to implement such strategy and general policy;

- power and authority to give the necessary instructions or approvals for the representation of Euroclear Bank in all acts or procedures, including but without limitation, in dealings with the personnel, the customers, the suppliers, other credit institutions, the economic, social environment and other public authorities, and generally any third party, but with the exception of any dealings which are within the exclusive remit of the Board of Directors;

- power and authority to decide on Euroclear Bank's representation with its fully owned subsidiaries and, as far as partly owned subsidiaries are concerned, power and authority to decide on the persons to represent Euroclear Bank at the Board of such entities after consultation with the Board; and

- power and authority to delegate specific powers and authorities to one or more persons or group of persons it decides.

The Management Committee will report to the Board of Directors and, if required, to the Board's specific committees.

This delegation of powers granted to the Management Committee was re-confirmed by the Board of Directors on 25 July 2003.

Management Committee

The members of the Management Committee are:

- Pierre Francotte
- Ignace R. Combes
- Martine Dinne
- Joël Mérère
- Hugh Simpson
- Theo Van Engeland

Statutory Auditor

The Statutory Auditor of Euroclear Bank is PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L., having its registered offices at Woluwe Garden, 18 Woluwedal, 1932 Sint-Stevens-Woluwe, Belgium, represented by Mr. J. Steenwinckel.

8.8 Consolidated financial information[1]

Euroclear Bank's Profit and Loss Statements and Balance Sheets have been prepared under Belgian GAAP and are presented hereunder in a format similar to the format applied by UK banks.

1. Full financial information is available on the Euroclear website at www.euroclear.com

Euroclear Bank Summarised Consolidated Profit[1] as of 31 December

(in millions of euros)	2000	2001	2002
Net interest income	18.3	244.5	148.0
Net fees and commissions	337.1	548.3	563.3
Other operating income	8.0	12.7	21.9
Operating income	**363.4**	**805.5**	**733.2**
Operating expenses	(216.7)	(365.5)	(389.3)
Provisions and other operating charges	0.7	(239.2)	(144.9)
Operating profit before provision for banking shortfall and goodwill amortisation	**147.4**	**200.8**	**199.0**
Provision for banking shortfall	-	(64.5)	-
Amortisation of goodwill	-	(0.1)	(11.5)
Income from associated undertakings	-	-	10.1
Profit before tax	**147.4**	**136.2**	**197.6**
Taxes	(59.6)	(52.1)	(84.3)
Net Profit	**87.8**	**84.1**	**113.3**

1. Prepared under Belgian GAAP; presentation similar to format applied by UK banks

Euroclear Bank Summarised Consolidated Balance Sheet[1] as of 31 December

(in millions of euros)	2000	2001	2002
Assets			
Cash and balances at central banks	11.7	0.1	20.1
Loans and advances to banks and customers	7,559.4	8,056.8	5,507.1
Debt securities	865.1	1,072.8	1,069.8
Equity shares	-	-	2.7
Interests in associated undertakings	-	-	144.3
Fixed assets	104.6	131.2	746.6
Other assets, pre-payments and accrued income	552.7	326.5	327.3
Total assets	**9,093.5**	**9,587.4**	**7,817.9**
Liabilities			
Deposits	7,382.3	8,019.5	5,206.9
Other liabilities	678.7	402.4	493.6
Subordinated liabilities	496.3	496.8	497.4
Shareholders' funds	536.2	668.7	1,620.0
Total liabilities	**9,093.5**	**9,587.4**	**7,817.9**

1. Prepared under Belgian GAAP; presentation similar to format applied by UK banks

Acceptance form for the Minority Buy-Out Offer for Euroclear Bank Shares

Please mail by registered mail or fax (+32 (0)2 546 01 48) so that it is received by **no later than 17:00** Brussels time on **9 December 2003** to:

ABN AMRO Bank N.V.
Att. Mr S.H. Boekema, Director Corporate Finance
53 Boulevard du Régent
1000 Brussels
Belgium

The undersigned,____________________(full legal name) ("the Shareholder"), whose registered office is at:
(number and street) ____________________
(city and postcode)____________________
(country)____________________

Represented by:
(contact person) ____________________
(telephone number) + ____________________

having reviewed the terms of the Minority Buy-Out Offer by Euroclear plc described in the Offer Document dated 21 October 2003 (the "Offer Document"), hereby agrees to tender to Euroclear plc (number)__________ Euroclear Bank Share(s), numbered __________ , of which the Shareholder is the registered owner, for the price per share of EUR 32,000.

This acceptance is unconditional and irrevocable from the Opening Date of the Offer.

The Shareholder hereby requests that the Euroclear Bank Share(s) which is (are) hereby tendered to Euroclear plc be the subject of a correspondent transfer entry in the Euroclear Bank shareholders register, and hereby authorises each of the members of the Euroclear Bank Board of Directors, with power of substitution, to carry out and to sign, in the name of the Shareholder and on its behalf, the transfer of the Euroclear Bank Share(s) so tendered to Euroclear plc.

Expenses related to the Minority Buy-Out Offer incurred by Euroclear plc shall be borne by Euroclear plc, including any transfer tax that may be due in Belgium.

The Offer price will be paid in EUR to the Shareholder at the latest 15 days after the Closing Date and will be credited to:

(IBAN[1]) EUR account n°: ____________________
account name: ____________________
bank of the beneficiary:
bank name: ____________________
BIC code[2]. ____________________
with the following reference: 'Euroclear Minority Buy-Out Offer'.

The undersigned signatory(ies) certify(ies) that he/she/they is(are) duly authorised to sign the Acceptance Form. Only fully completed Acceptance Forms will be accepted by the Offeror.

Terms used in this Acceptance Form have the same meaning as in the Offer Document.

Made in (place)____________________ on (date) ____________________ in one original.

____
Signature of the Shareholder

____________________ ____________________
Name *Title*

1. *For European Shareholders. For UK accounts, the 'SORT' code is applicable while for US accounts the 'ABA' code is applicable.*
2. i.e. the SWIFT address

Reviseurs d'Entreprises
Pegasus Park
Berkenlaan 8b
B/1831 Diegem
Belgium

Tel: +32 (2) 8002000
Fax: +32 (2) 8002001
http://www.deloitte.be

FREE TRANSLATION OF A REPORT ORIGINALLY WRITTEN IN FRENCH

EUROCLEAR BANK SA / NV

Minority Buy-Out Offer by EUROCLEAR plc

Report of the Independent Auditor in accordance with article 213 of the Royal Decree of 30 January 2001

Deloitte & Touche Reviseurs d'Entreprises SC s.f.d. SCRL
Société civile sous forme d'une société coopérative à responsabilité limitée
Siège social: Avenue Louise 240, B-1050 Bruxelles
RSC Bruxelles 909 - BE 429.053.863

Reviseurs d'Entreprises
Pegasus Park
Berkenlaan 8b
B/1831 Diegem
Belgium

Tel: +32 (2) 8002000
Fax: +32 (2) 8002001
http://www.deloitte.be

EUROCLEAR BANK S.A. / N.V.

REPORT OF THE INDEPENDENT AUDITOR ON THE MINORITY BUY-OUT OFFER BY EUROCLEAR PLC

To the shareholders of EUROCLEAR BANK S.A. / N.V.

In accordance with the Article 213 of the Royal Decree of 30 January 2001 implementing the Belgian Company Code, we have the honour to present to you our report as Independent Auditor in the context of the contemplated Buy-Out Offer by EUROCLEAR plc (hereinafter called the "Offeror") on the shares of EUROCLEAR BANK S.A./N.V. (hereinafter called "EUROCLEAR BANK" or the "Bank") not yet owned by EUROCLEAR plc or Calar Investments S.A. (hereinafter called the "Target Shares"). This offer is organized in compliance with Article 513 of the Belgian Company Code.

The report includes the following chapters:

Chapter I : Identification of the proposed transaction

Chapter II : Engagement of the Independent Auditor

Chapter III : Information on EUROCLEAR BANK

Chapter IV : Description, application and assessment of the valuation methods used

Chapter V : Conclusion

The engagement consists of the assessment of the relevance, in the light of the usual valuation criteria, of the valuation methods used by the Offeror to value the Target Shares and to justify the price per Target Share offered. In addition the report indicates whether, in view of the price per Target Share offered, the interests of shareholders are safeguarded.

This report has been issued for the sole use of the shareholders of EUROCLEAR BANK in the context of the above mentioned Minority Buy-Out offer and can only be used for this purpose.

Chapter I : Identification of the proposed transaction

In accordance with Article 513 of the Belgian Company Code, EUROCLEAR plc is proposing to acquire the shares in EUROCLEAR BANK which are not yet held by it or Calar Investments S.A..

The Offeror is a public limited company incorporated under the laws of England and Wales on 7 July 1972 and registered under the number 1060802. The registered office is located at 2 Lamb's Passage, London, United Kingdom and its executive office at Baarermatte, 6340 Baar, Switzerland. Formerly registered under the name of Euro-Clear Clearance System, its name was changed to EUROCLEAR plc on 1st June 2001.

The target of the Minority Buy-Out Offer, EUROCLEAR BANK, has a share capital that amounts to EUR 654,189,800, entirely subscribed and fully paid-up, represented by 70,838 registered shares, without par value, each share representing an equal part of the share capital of EUROCLEAR BANK.

The shareholders' register of EUROCLEAR BANK shows that the Offeror owns directly and indirectly 69,600 shares or 98.25% of the capital of EUROCLEAR BANK. The other 1,238 Shares of EUROCLEAR BANK (1.75% of the capital of EUROCLEAR BANK) are owned by 1,185 shareholders.

With respect to its shareholding in EUROCLEAR BANK, the Offeror is acting in concert with one of its affiliates, Calar Investments S.A., a *société anonyme* incorporated under the laws of the Grand-Duchy of Luxembourg having its registered office at 4, Rue Carlo Hemmer, 1734 Luxembourg, registered with the register of commerce of Luxemburg under the number B.24.839, which is a 100% subsidiary of EUROCLEAR plc.

The Offeror is proposing to acquire the 1,238 shares, which are not yet owned by the Offeror or Calar Investments S.A., for a price of EUR 32,000 per share. The Purchase Offer will be made in accordance with the procedures set out in Articles 209 of the Royal Decree of 30 January 2001 implementing the Belgian Company Code.

Chapter II : Engagement of the Independent Auditor

The engagement of the Independent Auditor consists of the assessment of the relevance, in the light of the usual valuation criteria, of the valuation methods used by the Offeror to value EUROCLEAR BANK and to justify the price per Target Share offered by the Offeror.

In addition, the report indicates whether, in view of the price per Target Share offered, the interests of all shareholders are safeguarded.

To this end, we have obtained the report prepared by the Offeror for the Minority Buy-Out Offer on the Target Shares of EUROCLEAR BANK and we have performed audit procedures in accordance with the relevant standards, recommendations and papers of the Belgian *Institut des Reviseurs d'Entreprises / Instituut der Bedrijfsrevisoren.*

In order to conduct this engagement, we have made use of information made available by EUROCLEAR BANK and the Offeror. We would like to draw your attention to the fact that this engagement does not constitute an evaluation of this information as such. Consequently, the work performed by us does not constitute any certification of the information made available to us.

In the course of preparing this report and determining our opinion, we have:

- Obtained an understanding of the activities of EUROCLEAR BANK and its subsidiaries, and of the market circumstances in which the activities take place;

- Reviewed EUROCLEAR BANK's audited financial statements as published in the annual reports for the years ended 31 December 2002, 2001 and 2000;

- Reviewed the audit files as of 31 December 2002 and 30 June 2003 of the auditor of the statutory and consolidated financial statements of EUROCLEAR BANK;

- Reviewed the "New Licence Agreement Between ECS-PLC And The Cooperative" (hereafter called the "Licence Agreement");

- Relied upon the views of the management of EUROCLEAR BANK in respect of the financial forecasts (EUROCLEAR plan 2003-2005/DEC.11 version and subsequent updates prepared by EUROCLEAR BANK's financial department in August 2003 and sign-off by management committee on 2 September 2003 and Corporate Performance-Flash June 2003);

- Participated in certain discussions with members of the management of EUROCLEAR BANK and its auditors to discuss certain aspects of the Minority Buy-Out Offer, and reviewed and discussed management accounting information provided by EUROCLEAR BANK;

- Made an analysis of the valuation of EUROCLEAR BANK made by the Board of Directors of the Offeror, with the emphasis on the evaluation of the relevance of the valuation methods used.

Chapter III : Information on EUROCLEAR BANK

1. Identification of the company

EUROCLEAR BANK was originally incorporated on 21 November 1986 in Belgium as a *société cooperative / cooperative vennootschap* under the name of EUROCLEAR CLEARANCE SYSTEM S.C.. The private deed of incorporation was published in the Appendix to the Belgian Official Gazette on 20 December 1986 under the number 861220-219. The company has been converted into a *société anonyme / naamloze vennootschap* on 15 May 2000 before notary Eric Spruyt in Brussels with publication in the Appendix to the Belgian Official Gazette on 28 June 2000 under the number 20000628-232.

EUROCLEAR BANK's registered office is located at 1 Boulevard du Roi Albert II, 1210 Brussels, Belgium. Its registration number in the register of legal entities is 0429.875.591.

2. Company object

The company's object, as defined in Article 3 of the Articles of Association is:

"The object of the Company is to carry out for its own account and for the account of third parties, banking activities and securities-related activities in their broadest meaning, as well as all other activities currently or in the future authorised for banks.

Such activities include, in particular, the operation of one or more clearance and settlement systems for securities and other transferable rights of all kinds issued or dealt with in any part of the world, the operation of multilateral netting and novation systems for transactions in such securities and rights, the operation of any activity directly or indirectly linked to servicing transactions in such securities and rights, or directly or indirectly linked to asset servicing, the receipt of, and carrying out of, transactions in, cash and/or securities, the granting of loans and of credit in cash and/or securities and other transferable rights; within the limits authorised by law, the effectuation of any transactions on stock exchanges, any foreign exchange transactions, and any issuing, underwriting, brokerage, agency and other financial transactions whatsoever.

The Company may, within the limits authorised by law, manage, supervise, and control all affiliated companies and all companies in which it holds an interest of any kind, and may, within the same limits, grant loans, in whatsoever form and for whatsoever duration, to such companies. It may, within the limits authorised by law, participate by contribution in cash or in kind, by merger, subscription, participation, financial intervention or otherwise, in any companies or firms, existing or to be formed in or outside Belgium, with a corporate object identical, similar or related to, or useful for developments of its own corporate object. This list is not exhaustive.

The Company may do anything, which directly or indirectly can contribute to the realisation of its object in the broadest sense."

3. Shareholders' structure and group structure

The capital of EUROCLEAR BANK amounts to EUR 654,189,800, entirely subscribed and fully paid-up, represented by 70,838 registered shares, without par value, each share representing an equal part of the capital.

Based upon the shareholders' register, the following table summarises the shareholdership of EUROCLEAR BANK per date of this report:

	Number of Shares	Percentage of capital
EUROCLEAR plc	60,076	84.81%
Calar Investments S.A.	9,524	13.44%
Other shareholders	1,238	1.75%
	70,838	100.00%

The Offeror, with its affiliate Calar Investments S.A., holds currently 69,600 shares of EUROCLEAR BANK (98.25% of the capital of EUROCLEAR BANK).

4. Board of Directors

The Board of Directors of EUROCLEAR BANK is currently composed of:

Non - Executive Directors

- A. Chris Tupker,	Chairman of the Board of Directors of EUROCLEAR BANK
- Sir Nigel Wicks,	Deputy Chairman
- Yannick Chagnon,	Société Générale
- Frank J. DeCongelio	Credit Suisse First Boston Inc.
- John S. Gubert	HSBC Holdings Plc
- Neil T. Henderson	J.P. Morgan Chase & Co.
- Hermann-Josef Lamberti	Deutsche Bank AG
- Dr. Tim May	Gerrard Limited
- Thomas J. Perna	The Bank of New York
- Jean-François Théodore	Euronext N.V.
- Christian Schaack	Fortis Bank S.A./N.V.
- Andrew S. Winckler	Ernst & Young LLP

Executive Directors

- Pierre Francotte,	Chief Executive Officer EUROCLEAR BANK
- Ignace R. Combes,	Deputy Chief Executive Officer EUROCLEAR BANK
- Martine Dinne,	Executive Director EUROCLEAR BANK
- Joël Mérère,	Chief Executive Officer of EUROCLEAR France
- Hugh Simpson,	Chief Executive Officer of CRESTCo Limited
- Theo Van Engeland,	Chief Financial Officer EUROCLEAR BANK

5. Business activities

EUROCLEAR BANK provides custody and settlement services for domestic and international securities transactions, covering bonds, equities and investment funds. The Bank provides securities services to major financial institutions located in more than 80 countries. EUROCLEAR BANK's international business ('ICSD') depends upon the trademark and know how Licence Agreement with EUROCLEAR plc dated 1st January 2000. Each of the parties in this agreement have the right to terminate this licence on no less than three years' written notice which may be given at any time after 31 December 2002.

6. Financial information

EUROCLEAR BANK's Profit and Loss Statements and Balance Sheets have been prepared under Belgian GAAP and are presented hereunder in a format similar to the format used by UK banks.

Euroclear Bank Summarised Consolidated Profit[1] as of 31 December

(in millions of euros)	2000	2001	2002
Net interest income	18.3	244.5	148.0
Net fees and commissions	337.1	548.3	563.3
Other operating income	8.0	12.7	21.9
Operating income	**363.4**	**805.5**	**733.2**
Operating expenses	(216.7)	(365.5)	(389.3)
Provisions and other operating charges	0.7	(239.2)	(144.9)
Operating profit before provision for banking shortfall and goodwill amortisation	**147.4**	**200.8**	**199.0**
Provision for banking shortfall	-	(64.5)	-
Amortisation of goodwill	-	(0.1)	(11.5)
Income from associated undertakings	-	-	10.1
Profit before tax	**147.4**	**136.2**	**197.6**
Taxes	(59.6)	(52.1)	(84.3)
Net Profit	**87.8**	**84.1**	**113.3**

1. Prepared under Belgian GAAP; presentation similar to format applied by UK banks

Euroclear Bank Summarised Consolidated Balance Sheet[1] as of 31 December

(in millions of euros)	2000	2001	2002
Assets			
Cash and balances at central banks	11.7	0.1	20.1
Loans and advances to banks and customers	7,559.4	8,056.8	5,507.1
Debt securities	865.1	1,072.8	1,069.8
Equity shares	-	-	2.7
Interests in associated undertakings	-	-	144.3
Fixed assets	104.6	131.2	746.6
Other assets, pre-payments and accrued income	552.7	326.5	327.3
Total assets	**9,093.5**	**9,587.4**	**7,817.9**
Liabilities			
Deposits	7,382.3	8,019.5	5,206.9
Other liabilities	678.7	402.4	493.6
Subordinated liabilities	496.3	496.8	497.4
Shareholders' funds	536.2	668.7	1,620.0
Total liabilities	**9,093.5**	**9,587.4**	**7,817.9**

1. Prepared under Belgian GAAP; presentation similar to format applied by UK banks

Chapter IV : Description, application and assessment of the valuation methods used

1. Description and application of the valuation methods used

Due to the absence of market value, such as is readily available for quoted shares, the Offeror, EUROCLEAR plc, has used various valuation methods for EUROCLEAR BANK with the assistance of an external advisor, ABN AMRO. The methods retained by the Board of Directors are in line with the principles applied in previous transactions.

The valuations made under the different valuation methods are based on the financial statements of EUROCLEAR BANK and its subsidiaries as at 31 December 2002 and 30 June 2003, budgets and forecasts made by the management of the related companies and supporting documentation regarding the previous transactions involving shares of EUROCLEAR BANK.

1.1. Discounted Dividend Model (called hereafter "DDM")

The use of the discounted cash flow method is one of the most widely recognised methods to determine the fair value of the shares issued, of which the Discounted Dividend Method is a modified form. This method is based upon the premise that the cash flows received by the shareholders are dividends.

For the valuation, a set of projections is derived, so that future dividend streams can be calculated. These dividend streams are then discounted at the cost of equity. The DDM values a business as the present value of dividend flows which may be distributed to shareholders. Distributable dividends are defined as the maximum amount which the business may pay to its shareholders in any given year. The maximum distributable amount is determined by EUROCLEAR's target capital ratio and the profits generated by operations. The target capital ratio is a key determinant of the size of the distributable dividends and is set such that EUROCLEAR BANK exceeds the minimum regulatory limit set by the central bank by a prudent margin. The target capital ratio expresses the minimum share capital estimated necessary by EUROCLEAR BANK management to run EUROCLEAR BANK's business based upon the riskiness of its exposure.

Under the DDM, the value of the company equals the sum of the discounted free cash flows generated by the company or business. The cash flow to be discounted is computed by adding the depreciation of tangible assets and amortization of intangible assets to the net profit of the periods chosen and then deducting capital expenditure. Finally any excess / (deficit) capital to the target capital set by the Bank is added or deducted to compute the distributable free cash flow over a period.

Every discounted cash flow model is based on the assumption that a company to be valued is a going concern. This implies that a value for the cash flows in perpetuity needs to be reflected in any valuation. This value in perpetuity, the terminal value, is normally calculated on the basis of the latest year's distributable cash flow multiplied by growth in perpetuity and then divided by the cost of equity minus growth in perpetuity.

This value in perpetuity, based on discounted distributable cash flows increased by a terminal value, has only been retained for the subsidiaries of EUROCLEAR BANK. For EUROCLEAR BANK, the projected income stream has been limited to the period until the end of 2006 for the activities covered by the Licence Agreement between EUROCLEAR plc and EUROCLEAR BANK. The shorter time span applied to the latter income stream is due to the fact that EUROCLEAR Plc can, contractually, withdraw the Licence Agreement from EUROCLEAR BANK at any point in time, although it is required to give a notice period of three years. Consequently, the valuation model also implies a distribution of the net equity at the end of the notice period.

Taking into account this licence-withdrawal scenario, the DDM results in a value of EUR 2,000 – 2,100 million for EUROCLEAR BANK (or a value per share of EUR 28,233 – 29,645).

1.2. Net Asset Value

This method shows the capital position of EUROCLEAR BANK. The net equity value shows the capacity of the EUROCLEAR BANK group to absorb losses. This valuation method does not, by definition, consider the future profitability of the group.

The net book value or Net Asset Value as at 31 December 2002 based upon the consolidated financial statements of EUROCLEAR BANK is EUR 1,620 million to which the net profit of the first half of 2003 and the goodwill relating to Euroclear France (which was deducted from equity at the time of the take-over in accordance with a derogation granted by the Belgian Banking and Finance Commission) has been added back. The goodwill related to other subsequent transactions has not followed the same accounting treatment as this is no longer international practice.

	EUR million
Shareholders' fund as at 31 December 2002	1,620
+ Euroclear France Goodwill	522
+ Net profit half-year 2003	97
Net Asset Value as at 30 June 2003	2,239

The Net Asset Value method results in a value per share of EUROCLEAR BANK rounded to EUR 31,605.

1.3. Comparable listed companies analysis (Market Multiple Method)

To value a private company or business, a valuation method commonly used is the Market Multiple Method that consists of deriving selected parameters, ratios or multiples from analysis of the market valuation of a peer group of public companies (in specialised databases, broker notes, etc).

This method has been looked at by the Board of Directors, but has not been retained as a appropriate valuation method because EUROCLEAR BANK is not a listed company, which makes comparison difficult, but also because the business activities of the group, with its user owned/user governed model, are unique and as such, comparison points are very limited. The specificity of the important Licence Agreement, through which EUROCLEAR plc can, at any point in time subject to a notice period of three years, revoke or change the activity of the Bank, has also to been considered.

Further, it has been considered that EUROCLEAR BANK's shares have been proved to be illiquid in the past and are subject to pre-emption rights at the option of the EUROCLEAR BANK Board of Directors.

This method has therefore not been relied on by the Offeror for this valuation exercise.

1.4. Comparable transaction analysis

The valuation is derived from the price that has been paid in recent acquisition transactions within the same industry sector as EUROCLEAR BANK. However the pertinence of this valuation method is limited given the unique conditions and circumstances of any transaction. Historic transactions mostly comprise unknown or unquantifiable elements such as control premiums for majority stakes and premiums for future options to take over a certain amount of shares. The only truly comparable transaction included EUROCLEAR BANK itself, when in 2002, the shares of CRESTCo were transferred to the bank as a capital increase by contribution in kind. This valuation was done on the same basis as the current operation, taking into account the important Licence Agreement, through which EUROCLEAR plc can, at any point in time subject to a notice period of three years, revoke or change the activity of the Bank.

The valuation method as described above has been considered not to be appropriate by management and is therefore not applied by the Offeror in order to determine the price offered for the Target Shares.

1.5. Previous Transactions in EUROCLEAR BANK Shares

Article 9 of the EUROCLEAR BANK Articles of Association provides, that, if EUROCLEAR BANK does not approve a counterparty proposed by a shareholder of EUROCLEAR BANK who wishes to sell shares of EUROCLEAR BANK, it has to propose an alternative purchaser who is willing to purchase the shares offered at a price equal to the pro-rata equivalent of the Net Asset Value of EUROCLEAR BANK as shown in the most recent consolidated accounts approved by the Board of Directors.

So far, this procedure has been used only once in September of this year. On that occasion, the seller had gone into liquidation and had proposed to transfer its share to an individual, whilst it is not EUROCLEAR BANK's intent to have individuals as shareholders. The Board of Directors of EUROCLEAR BANK proposed therefore as purchaser EUROCLEAR plc, which agreed to purchase the share at a price of EUR 32,000, i.e. the same price as the price proposed in this offer.

On each of the eight other occasions since 2002 that a shareholder wanted to sell shares, he initiated the request directly with EUROCLEAR BANK, without first proposing a potential purchaser and then without using the Article 9 procedure. In each case, EUROCLEAR BANK proposed EUROCLEAR plc as purchaser at a value corresponding to the value defined in Article 9, i.e. the relevant Net Asset Value per share. The proposal was accepted in all cases by the shareholders initiating the request for a transfer.

For transactions that took place during 2002, the non-consolidated net asset value of EUROCLEAR BANK as of 31 December 2001 applied, which resulted in a transaction price of EUR 28,004 per share. Four shares were transferred with an effective date of 28 September 2002 and two shares were transferred with an effective date of 16 December 2002 at this price.

On 29 November 2002, the Articles of Association of EUROCLEAR BANK were modified by an Extraordinary General Meeting of Shareholders. The reference price for the exercise of the pre-emption right by the Board of Directors of EUROCLEAR BANK was changed from the pro rata equivalent of the Net Asset Value of EUROCLEAR BANK as shown in the annual non consolidated accounts, to the pro rata equivalent of the Net Asset Value of EUROCLEAR BANK as shown in the consolidated accounts. This amendement was made to reflect the changing nature of EUROCLEAR BANK, which had evolved from a single entity with just one major subsidiary in 2001 to an entity with several important subsidiaries in 2002. On this basis, the net consolidated asset value per share as of 31 December 2001 was EUR 14,164. Effective 26 March 2003, two additional shares were transferred to EUROCLEAR plc at this price.

1.6. Summary of the valuation prepared by the Offeror

Based upon the above valuation methods, the Offeror has applied weightings to the methods of valuation considered. The Discounted Dividend Method, taking into account the possible withdrawal of the licence has been retained as the most realistic valuation model and has been weighted at 80% of its value. The Net Asset Value has been weighted at 20% in calculating the value of EUROCLEAR BANK.

The price offered per EUROCLEAR BANK share of EUR 32.000 per share is higher than the value per share under the Discounted Dividend Method (EUR 28,233- 29,645 per share) or the Net Asset Value (rounded to EUR 31,605 per share). This includes a premium in order to make the offer more attractive to the Minority Shareholders of EUROCLEAR BANK.

2. Evaluation of the valuation methods used

In order to value the EUROCLEAR BANK shares, the Offeror has basically used the same assumption that was used for the last share transaction, when the shares of CRESTCo were contributed in kind to EUROCLEAR BANK by EUROCLEAR plc. This assumption takes into account the terms of the Licence Agreement that allows EUROCLEAR plc to withdraw the licence subject to a notice period of 3 years at any point in time as from 31 December 2002. The Board of Directors considers that taking into account any period other than the 3-year notice period or taking into account the fact that EUROCLEAR plc owns the majority of the shares, would not be justified. This is reinforced by the precedent whereby the previous licence agreement with EUROCLEAR BANK was ended in 1999. Consequently, only the Discounted Dividend Model, based upon the licence-withdrawal scenario, and the Net Asset Value have been retained.

2.1. Discounted Dividend Model (Licence-withdrawal Scenario)

The Discounted Dividend Model used by EUROCLEAR plc is based on future cash flows that are by nature not available as of the date of valuation and that therefore need to be estimated. We reviewed that the assumptions made by the Offeror, corresponding to the latest estimates made internally, appeared reasonable.

As explained above, every discounted cash flow model is based on the assumption that the company to be valued is a going concern. This implies that a value for the cash flows in perpetuity needs to be reflected in any valuation. This has not been done for the valuation of EUROCLEAR BANK because the Offeror has taken into account the Licence Agreement that can be withdrawn at any point in time subject to a 3-year notice period.

As stated above, the Offeror has retained the Licence-withdrawal Scenario which assumes the withdrawal of the licence to operate the EUROCLEAR System by the end of 2006 by EUROCLEAR plc, leaving EUROCLEAR BANK without activity. The valuation model implies the reimbursement of the capital invested in EUROCLEAR BANK at the end of the notice period. The subsidiaries are valued considering perpetual cash flows.

We believe that this valuation method, that has also been used for previous transactions related to the issuance of EUROCLEAR BANK's shares, is justified in the context of the contractual relationship with EUROCLEAR plc which covers a major part of the Bank's activities.

In this context, the Licence-withdrawal Scenario of the Discounted Dividend Model has been retained and is considered to be an appropriate valuation method.

2.2. Net Asset Value

The valuation method of the Net Asset Value is mostly used to value companies in distress or companies of which the revenues are directly and strongly linked to the (market) value of the underlying assets (e.g. real estate companies, financial institutions, etc). Taking into account, again, that the Offeror considers that the withdrawal of the important Licence Agreement is possible, such valuation method can be accepted as an appropriate valuation method in this context.

2.3. Comparable listed companies analysis (Market Multiple Method)

This method has not been retained as an appropriate valuation method as comparison points are difficult to find or inexistant.

We are of the opinion that, taking into account the Licence-withdrawal Scenario, such comparison would be inappropriate.

2.4. Comparable transaction analysis

Due to the specificity of the Licence Agreement between the Offeror and EUROCLEAR BANK, no comparable transactions with similar valuation characteristics could be identified.

We are of the opinion that, no comparable transactions can be identified, in view of the Licence-withdrawal Scenario.

2.5. Precedent transactions of EUROCLEAR BANK Shares

The prices paid to individual shareholders is based on the pro rata equivalent of the Net Asset Value of EUROCLEAR BANK as shown in the most recent consolidated accounts approved by the Board of Directors, not corrected by the goodwill of Euroclear France. This valuation method has not been retained by the Offeror.

2.6. Conclusion

Allowing for the fact that the Offeror takes into account the minimum period of the Licence Agreement as the basis for the valuation, the weighting of the Discounted Dividend Method at 80 % and the use of the Net Asset Value for 20 %, seems acceptable. This approach is in line with the one applied to the valuation of EUROCLEAR BANK in November 2002, when CRESTCo shares were contributed in kind to the Bank, which resulted at that time at a fair value of EUR 34,360 per share (or a total value of EUROCLEAR BANK of EUR 2.5 billion). At that time, management also took into account a minimum period for the valuation, as the Licence Agreement can be withdrawn at any point in time with a 3-year notice period.

The difference in value of EUROCLEAR BANK between November 2002 and the value currently identified can be explained by the changes in forecasts due to altering market conditions. The impact of these assumptions results in the current EUROCLEAR BANK value being close to the Net Asset Value.

Chapter V : Conclusion

We have been engaged, in accordance with Article 213 of the Royal Decree of 30 January 2001 implementing the Belgian Company Code, to report as Independent Auditor on the proposed Buy-Out Offer by EUROCLEAR plc (hereinafter called the "Offeror") for the shares of EUROCLEAR BANK S.A./N.V. not yet owned by EUROCLEAR plc or Calar Investments S.A. (hereinafter called the "Target Shares").

Based on our review procedures, we are of the opinion that:

- The valuation methods used by the Offeror to value the Target Shares, mainly the Discounted Cash Flow method and the Net Asset Value, are relevant for the purposes of this transaction in determining the price per share of EUR 32,000 offered under this Minority Buy-Out Offer, given the contractual relationship regarding the possible withdrawal subject to a 3-year notice period of the licence to operate the Euroclear system from EUROCLEAR BANK S.A./N.V., as taken into account by the Offeror.

- The price per share is fair based on such possible withdrawal of the licence.

- The interests of all the shareholders are safeguarded at the price per share of EUR 32,000 offered under this Minority Buy-Out Offer, taking into account such possible withdrawal of the licence.

Brussels, 19 October 2003

The Independent Auditor,

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Philip Maeyaert